Management's Discussion and Analysis

For the three month period ended

June 30, 2021

Dated: August 26, 2021

(Expressed in Canadian Dollars)

Introduction

This Management Discussion and Analysis ("MD&A") is dated August 26, 2021 and is in respect of the three month period ended June 30, 2021. The following discussion of the financial condition and results of operations of ZEN Graphene Solutions Ltd. ("ZEN" or the "Company" or the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the three month period ended June 30, 2021.

This discussion should be read in conjunction with the Corporation's condensed interim financial statements and corresponding notes to the financial statements for the three months ended June 30, 2021 and the audited annual financial statements for the year ended March 31, 2021, the most recently completed fiscal period. The Corporation's condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars which is the Corporation's functional and reporting currency.

Additional information relating to the Corporation can be found under the Corporation's profile on SEDAR at www.sedar.com.

Forward Looking Statements

This MD&A of the Corporation contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward- looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated, expressed or implied in such forward-looking statements.

Factors that could affect these statements include, without limitation, availability of financing and personnel, fluctuations in graphene prices, future deposit development activities, general business and economic conditions, social and political stability, security of title, timing and receipt of permits and licenses, the impact of changes in future legislation and regulations, changes in mining or environmental regulations, competition and currency fluctuations. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

Shareholders are cautioned not to place undue reliance on forward-looking information. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

These factors and other risks and uncertainties are detailed in the Corporation's reports and disclosure documents filed by the Corporation from time-to-time with Canadian securities regulatory authorities.

Company Overview

In May 2018, ZEN began to focus resources on the research and development of graphene and related applications, which was supported by shareholders of the Company who voted in favour of a new Board of Directors with an interdisciplinary team to augment key management personnel with expertise in business, science, marketing, and government relations.

Since then, the Company has successfully raised over $13 million and received nearly $4 million in government grants to accelerate its research and collaborations to build momentum towards commercial graphene production and mine development. In January 2019, the Company changed its name from Zenyatta Ventures Ltd. to ZEN Graphene Solutions Ltd. to reflect the new direction of the company. The company began focusing its research on three priorities: (i) advanced materials, (ii) clean technology, and (iii) green energy. In March of 2020, ZEN opened a research facility in Guelph, Ontario, to support its research and development initiatives and scale-up the production of graphene-related products. Subsequently, the COVID-19 pandemic halted research at the labs of ZEN's collaborators. In response, the Company rapidly pivoted to focus its resources to develop graphene- based solutions for the fight against COVID-19 and developed a patent-pending graphene oxide/silver coating that effectively inactivates over 99% of the SARS-CoV-2 virus. Follow up testing has indicated that the Company's compound is also effective against bacteria, fungi including thirteen bacteria with antimicrobial- resistance (AMR), as well as multidrug-resistant variants like methicillin-resistant staphylococcus aureus (MRSA). This research and development has resulted in the filing of three provisional patents and two commercial agreements and further research into the use of the graphene oxide/silver compound as a potential pharmaceutical.

To meet rapidly growing immediate demand for its patent-pending antimicrobial compound, the Company began sourcing graphene oxide from third parties and is currently testing third party graphite as a potential precursor material to produce graphene-based nanomaterials.

ZEN is presently in discussion with various PPE manufacturers and HVAC filter material companies to include its patent-pending antimicrobial coating in their products. The Corporation is also working with a number of research institutions developing processes to synthesize graphene, graphene oxide and graphene quantum dots along with new applications for graphene. Potential markets for graphene include composites (e.g. concrete, rubber, plastic polymers and ceramics), sensors, water purification and filtration, coatings and solid-state lubricants, silicon-graphene and graphene aerogel anode material for next generation batteries along with aerospace and military applications to name a few.

Applications for graphene and its derivatives are experiencing significant growth due to their unique chemical, electrical and thermal properties. It is 200 times stronger than steel, bends and stretches up to 120% of its original size, has 10 times the conductivity of copper, has 1000 times the capacity of copper, is impermeable to hydrogen and can improve the speed and efficiency of computer chips. Results from preliminary testwork indicate the addition of graphene has the potential to create a much stronger concrete with a faster curing time at a cost advantage. Also, the addition of graphene in concrete has the potential to reduce the amount of cement needed which in turn reduces CO2 emissions. ZEN continues to explore other applications that involve graphene-based nanomaterials.

The company is also developing its 100% owned Albany Graphite Deposit in Northern Ontario, Canada. The deposit is a large resource of igneous-hosted, fluid-derived micro-crystalline graphite mineralization contained in two adjacent breccia pipes. The unusual nature of the graphite in the Albany deposit and its potential economic significance motivated additional exploration drilling from 2012 to 2014, when an initial NI 43-101 compliant resource estimate was prepared by independent consultants Roscoe Postle Associates ("RPA"). Indicated Mineral Resources reported in RPA's 2014 technical report totaled 25.1 million tonnes ("Mt") at an average grade of 3.89% graphitic carbon ("Cg"). In addition, Inferred Mineral Resources were estimated to total 20.1 million tonnes at an average grade of 2.20% Cg.

The Corporation subsequently retained RPA to complete a Preliminary Economic Assessment ("PEA") on the Albany Graphite Deposit based on a model of producing a high-purity graphite product for multiple market segments. The graphene nanomaterials market was not considered as part of the June 2015 PEA model. The results indicated economic potential for an open pit mining operation producing 30,000 tonnes of high-purity graphite per annum for at least 22 years.

The mining claims comprising the Albany Graphite Project are located approximately 30 km north of the Trans- Canada Highway, near the community of the Constance Lake First Nation and 86 km northwest of the Town of Hearst, Ontario. On April 10, 2018, the ground staked legacy claims were converted to cell claims as part of the Ontario government's Modernizing the Mining Act (MAM) process and the Project now consist of 71 boundary claims and 266 cell claims for a total of 541 units. The current claims require a total of $195,600 worth of assessment work per year to keep them in good standing and ZEN has a total of approximately $5.8M in available exploration reserves. Any remaining peripheral claims were allowed to lapse so that the Company can focus funds and efforts on the development of its Albany Graphite Deposit.

The Corporation was registered and incorporated in Ontario, Canada as 1774119 Ontario Limited on July 29, 2008. Pursuant to Articles of Amendment dated November 24, 2009, the Corporation changed its name to Zenyatta Ventures Ltd. On December 23, 2010, the Corporation became a reporting issuer in Ontario, Alberta and British Columbia. Following the receipt of approval at the 2018 Annual Meeting of Shareholders held on September 27, 2018 and subsequent approval from the TSX Venture Exchange, the Corporation implemented a name change effective January 16, 2019 to ZEN Graphene Solutions Ltd. The common shares of the Corporation commenced trading on the TSX Venture Exchange under the symbol ZEN and in the United States on the OTCQB under the symbol ZENYF and continue to trade on these exchanges under these symbols.

Future Outlook

The Company is currently focused on monetizing its patent-pending antimicrobial coating. Bantrel Co. has been engaged to carry out detail engineering for a plant and procure the equipment for the industrial production of the antimicrobial coating at 1123 York Road in Guelph, Ontario, where ZEN has leased 26,000 square feet of industrial space for a three-year term and an option for an additional three years. Additionally, the company has purchased third-party graphene oxide to expedite the manufacturing process and will continue to do so in the near term. Furthermore, the company will endeavour to manufacture graphene oxide internally, initially from third-party graphite and eventually from its Albany Pure™ graphite to both protect its supply chain and create a vertical integration structure.

ZEN is also focused on the strong research and development pipeline it has developed with its multiple university research partners. Some of these programs are advanced and the Company believes some will lead to the filing of additional provisional patents during the current calendar year.

The Corporation is continuing to evaluate the potential development of the Albany Graphite Project which is located in the traditional territory of the Constance Lake First Nation (CLFN). ZEN is committed to developing a partnership agreement with CLFN towards collaboration on business development following the Memorandum of Understanding signed on September 27, 2018. The Corporation is also committed to minimizing the project's environmental footprint and its impacts on the local watershed and wildlife.

At June 30, 2021, the Corporation had working capital of $4,299,2202 and up to $4,441,000 of funds available through warrant conversion, sufficient to fund the Company's general administration, engineering work for the manufacture of its patent-pending antimicrobial coating, and other activities; however, additional financing will be required to allow the Company to continue to fund its ongoing project development activities.

Overall Performance

During the three month period ended June 30, 2021, the Corporation was mainly involved in scaling the production process of the ZENGuardtm process at the pilot scale along with completing the engineering work for the industrial production facility expected in November 2021. The Company also continued its graphene R&D activities which lead to 2 provisional patent filings and 1 provisional patent license.. Overall, during the three month period ended June 30, 2021, the Corporation had cash expenditures of $1,685,734 consisting mainly of deferred exploration and evaluation costs, research and development costs and operating expenses.

As at June 30, 2021, the Corporation had $26,524,296 in deferred exploration and evaluation costs as a result of its airborne survey, additional staking and exploration costs, drilling program, which includes $1,292,500 worth of cash, shares and warrants issued to Cliffs Natural Resources Exploration Canada Inc. ("Cliffs Canada") in connection with the Amended Albany Agreement.

Results of Operations

Net loss

The Corporation recorded a loss of $1,859,539 with basic and diluted loss per share of $0.02 for the three month period ended June 30, 2021 (2020 - loss of $356,327 and $0.00).

Revenue

The Corporation is currently in the development stage and therefore did not have revenue from operations. Interest and other income for the three month period ended June 30, 2021 was $10,601 (2020 - $543). The premium on flow-through shares recognized for the three month period ended June 30, 2021 was $267 (2020 - $30,176). Grant income recognized for the three month period ended June 30, 2021 was $45,914 (2020 -

$55,636). Grant income netted against the exploration and evaluation assets for the three month period ended June 30, 2021 was $72,349 (2020 - $38,091).

Expenses

Stock-based compensation costs were $821,850 for the three month period ended June 30, 2021 (2020 - $107,812). Stock-based compensation was based on the fair value of the options described in Note 6(c) of the condensed interim financial statements as calculated using the Black-Scholes option pricing model. Stock- based compensation is recognized over the vesting period of the underlying options.

General and administrative expenses were $529,903 for the three month period ended June 30, 2021 (2020 - $167,491). The most significant components of general and administrative expenses are wages and benefits. The following table details the material components of the Corporation's general and administrative expenses for the three month periods ended June 30, 2021 and 2020.

	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020
Salaries and Benefits	$ 329,738	$ 93,184
Meals and Entertainment	7,139	4,305
Transfer Agent Fees	19,776	4,594
Accommodations	-	5,140
Investor Communications	25,621	5,953
Travel	17,496	5,025
Occupancy and Office Expenses	130,133	49,290
Total	$ 529,903	$ 167,491

Professional fees were $223,885 for the three month period ended June 30, 2021 (2020 - $43,010). These fees consist primarily of the amounts charged for services provided by the Corporation's lawyers, auditors, and accountants.

Investor relations and promotion expenses were $44,712 for the three month period ended June 30, 2021 (2020 - $7,367). These expenses consist primarily of the costs of consultants, marketing trips and other costs such as attending industry conferences.

Consulting fees were $172,400 for the three month period ended June 30, 2021 (2020 - $82,085). The most significant component of the consulting costs incurred were for consultants working on metallurgical testwork, field program planning and graphene product development activities.

Amortization expense was $71,551 for the three month period ended June 30, 2021 (2020 - $5,231). Amortization is taken on the capitalized cost of the Corporation's computers, equipment, leasehold improvements and right-of-use asset.

Supplies and materials expense was $52,020 for the three month period ended June 30, 2021 (2020 - $29,686). These expenses mainly related to supplies and materials purchased to continue graphene development.

Cash Flows

During the three month period ended June 30, 2021, cash increased overall by $1,388,063 (2020 - increased by $1,061,749). Operating activities resulted in a decrease in cash of $980,753 (2020 - increase of $22,836) due to continued spending on consulting and professional fees and general and administrative expenses. Investing activities resulted in a decrease in cash of $574,970 (2020 - decrease of $38,381) due to continued spending on graphene production scale up and application development. Financing activities resulted in an increase in cash of $2,943,786 (2020 - increase of $1,077,294) due to net proceeds received from a private placement issuance of units as well as proceeds received from the exercise of stock options and warrants.

Mineral Exploration and Development Costs

Interest in mineral properties and related exploration/development costs capitalized were $364,567 for the three month period ended June 30, 2021 (2020 - $99,667). All of these costs relate to the Albany Project. Costs capitalized relate to contracted consulting services on graphene production scale up and application development, deposit development costs, and stock-based compensation. The following table details the material components of the Corporation's exploration and evaluation assets for the three month periods ended June 30, 2021 and 2020.

ALBANY PROPERTY	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020
Opening Balance	$ 26,159,729	$ 25,065,071
Consulting Services	37,500	45,625
Processing and Testing	351,547	90,724
Stock-Based Compensation	47,869	1,409
Cost recovery (grants)	(72,349)	(38,091)
Closing Balance	$ 26,524,296	$ 25,164,738

Albany Graphite Project

Land Tenure

The Albany Graphite Deposit is located on one of the claim blocks (4F) collectively comprising the Albany Graphite Project (the "Claims"). The Corporation acquired its 100% interest in Block 4F under the terms of an option agreement with Cliffs Canada (the "Optionor") entered into in the year ended March 31, 2010. The balance of the Claims were acquired by staking and are 100% owned by the Corporation.

The Claims are located in the traditional territory of the Constance Lake First Nation. In July 2011, ZEN and CLFN signed an exploration agreement for a mutually beneficial and co-operative relationship regarding exploration and pre-feasibility activities on the Albany Project. Under this agreement, ZEN committed to establishing a joint implementation committee and conveying preferential opportunities for employment and contracting as well as contributing to a social fund for the benefit of CLFN children, youth and elders. In 2018, the parties signed a new Memorandum of Understanding ("MOU") under which a project partnership structure will be created in support of the development of the Albany Graphite Project (the "Project"). Under the new MOU, the parties can also consider alternative partnership structures including equity participation by CLFN in the Project. This new agreement provides for more flexibility to accommodate alternative business models as the Project progresses toward becoming a graphene nanomaterials technology business. On June 26, 2021, CLFN elected Ramona Sutherland as their new Chief. ZEN looks forward to continue working with Chief Sutherland and CLFN to set up a mutually agreeable partnership structure.

The Claims comprising the Albany Graphite Project are presently held in good standing by the Corporation and there are sufficient assessment credits available to keep all of the 4F (Albany Graphite Project) claims in good standing for at least 30 years. There are no environmental liability issues related to any previous exploration work on the Claims. The Corporation has not received from any government authority, any communication or notice concerning any actual or alleged breach of any environmental laws, regulations, policies or permits.

Project Exploration and Development History

A two-phase exploration program on the Albany Project in 2011 and 2012 led to the discovery of a unique graphite deposit. Testing a large airborne EM conductor measuring 1400 m by 800 m in late 2011, the first drill hole on this target intersected an extensive graphite-rich breccia zone hosted within an alkalic intrusion. The deposit is not exposed on surface, being under glacial till overburden and a veneer of limestone. Subsequent mineralogical studies conducted by Dr. Andrew Conly of Lakehead University characterized the deposit as an unusual magmatic, fluid-related style of graphite mineralization. Follow-up work was recommended as a magmatic, fluid-related, breccia-hosted graphite deposit of this magnitude is very rare.

Subsequent drilling and geophysical surveys completed in 2012-13 delineated a large resource in two adjacent volcanic breccia pipes leading to an initial NI 43-101 compliant resource estimate announced in January 2014. Preliminary metallurgical testwork in 2013 demonstrated that a high-purity graphite product with >99.99% Carbon can be produced from the Albany graphite deposit mineralization. Initial mineralogical work confirmed the graphite material to be of high-quality, containing insignificant amounts of impurities.

An independent Technical Report was completed in January 2014 by Roscoe Postle Associates Inc. ("RPA"), who are independent "qualified persons" as defined by National Instrument 43-101 ("NI 43-101"). RPA estimated Indicated Mineral Resources to total 25.1 million tonnes ("Mt") at an average grade of 3.89% graphitic carbon ("Cg"), containing 977,000 tonnes of Cg. In addition, Inferred Mineral Resources were estimated to total

20.1 million tonnes at an average grade of 2.20% Cg, containing 441,000 tonnes of Cg. These results are based on a cut-off grade of 0.6% Cg with an assumed market price of $8,500 per tonne Cg. The results below, as given in the Technical Report, show that even if the assumed market price of Cg varies, any appropriate increase in the cut-off grade results in a relatively minor reduction of the resource estimate.

	Tonnage	Grade	Tonnes Graphitic Carbon
Classification, Cut-off Grade	(Mt)	(%Cg)	(t Cg)
Indicated 2.0	20.7	4.41	914,000
1.0	24.3	3.99	971,000
0.6	25.1	3.89	977,000
0.4	25.4	3.85	978,000
Inferred 2.0	9.4	3.34	315,000
1.0	15.9	2.57	408,000
0.6	20.1	2.20	441,000
0.4	23.0	1.98	455,000

Peter Wood, P.Eng., P.Geo., and Alex Mezei, M.Sc., P.Eng., were the Qualified Persons under National Instrument 43-101 who supervised the preparation of this scientific and technical information.

2015 Preliminary Economic Assessment ("PEA")

On June 1, 2015, the Corporation announced the results of a PEA on its Albany Graphite Project. The PEA was prepared by RPA with mill design input from SGS and can be found on the Corporation's website, www.zengraphene.com. It was prepared on the assumption that the product would be a high-purity graphite material for markets specific to this material and did not consider the newly emerging graphene market.

Subsequent to completion of the 2015 PEA, most of the Albany Project work has been focused on metallurgical process development, market studies and research and development to determine the most attractive market opportunities for the Albany graphite products. Increasing interest in the Albany Graphite product as a feed material for producing graphene or graphene oxide, is motivating management to reconsider the project development model conceived for the 2015 PEA.

The results of the 2015 PEA are summarized here for reference and historical context for the current project development model focusing on nanomaterial technology. Ultimately, the Albany Graphite Project could be developed to serve both the high-purity graphite and the emerging graphene nanomaterials markets, in proportions depending on relative profitability and market demand growth projections of each product. The 2015 PEA contemplated a 3,000-tonne per day open-pit mine and on-site process plant to produce 30,000 tonnes of high-purity (>99.9% Cg) graphite annually at a total capital expenditure of US$411.5 million. This yielded a 22 mine life based on less than 50% of the Indicated and Inferred Resources. Based on a graphite price assumption of US$7,500/tonne and operating costs of $2,046/tonne, the Discounted Cash Flow ("DCF") model showed an attractive after tax Internal Rate of Return ("IRR") of 24% and Net Present Value ("NPV") at a 10% discount rate of US$438 million.

Jason Cox, P.Eng. Executive VP - Mine Engineering - Principal Mining Engineer of RPA, Alex Mezei, M.Sc., P.Eng., Director, Engineering Technical Services at SGS Lakefield, independent consultants to ZEN, Peter Wood, P.Eng., P.Geo., VP Exploration and Dr. Bharat Chahar, P.E., VP Market Development for ZEN were the Qualified Persons under National Instrument 43-101 for the 2015 PEA.

In Q1 2019, the company executed a bulk sample drill program where two 24-inch diameter percussive reverse circulation drill holes were completed on the East Pipe and yielded over 110 tonnes of Albany Graphite mineralization. This is sufficient material to produce approximatively 6 tonnes of purified graphite which will be used as precursor graphene material for graphene applications testing. The recovered material is currently stored with SGS in Lakefield, Ontario.

Additionally, in April 2019, ZEN, ERM Canada Ltd. (ERM) and CLFN kicked off the environmental baseline study fieldwork with a surface water sampling and flow measurement program. In 2020, the Company put the field program was put on hold until further notice due to COVID-19. Subsequently, in September 2020, ZEN re-engaged ERM to continue with an abbreviated environmental baseline program for the Albany Project. This program focused on a laboratory-based geochemical baseline study and is still ongoing.

Graphene Business Development Work

ZEN's graphene product development is being carried out under the direction of the office of the CEO comprised of Mr. Gregory Fenton and Dr. Francis Dubé. Dr. Colin van der Kuur, VP of Science and Research, continues to lead the research and development work. His work is supported by ZEN's Senior Government Relations Director, Ms. Monique Manaigre, who is coordinating collaborative research initiatives within government institutions such as the National Research Council, Clean Growth Hub, Accelerated Growth Hub, FedNor, FedDev and others.

ZEN's potential to provide high-quality graphene products coupled with the potential to deliver industrial quantities for decades continues to generate considerable interest from many industrial companies. This interest was further enhanced by the potential to chemically functionalize ZEN's graphene to suit specific requirements and/or industrial equipment or process.

The business development team, led by Greg Fenton, continues to focus its efforts on applications which will potentially require high volumes of graphene. The essential business development process is generally as follows: identify strong profitable graphene applications, then target specific end users and identify key decision makers within a given organization. Once discussions commence and non-disclosure agreements are signed, work can begin on bringing graphene products through lab, pilot and full scale testing. The work to bring each of these graphene products forward may or may not include multiple points of contact with various levels of government, potentially more than one end user and potentially more than one research team from a given university. Ongoing discussions took place for potential opportunities for which some of the highlights have been disclosed in recent news releases.

ZEN announced its first significant research success on September 22, 2020, when it reported that after five months of optimization, it had developed a novel graphene-based antimicrobial coating with 99% effectiveness against COVID-19. Testing was conducted at Western University's ImPaKT facility Biosafety Level 3 laboratory in accordance with ISO 18184:2019. Building on this success, the ZEN team indicated that it would move rapidly towards optimization, production scale-up and commercialization of its viricidal graphene-based coating which had attracted significant interest from PPE mask and equipment manufacturers.

On November 9, 2020, in a watershed moment for the company, ZEN announced that it had signed its first significant commercial agreement, a binding letter of intent (LOI) with Trebor Rx Corp. (Trebor), a Canadian personal protective equipment mask manufacturer with an initial production facility located in Collingwood, Ontario. The LOI included the initial purchase of ZEN's patent pending graphene-based viricidal coating for a minimum of 100 million masks/filters with pricing of these mask/filters being variable based on a number of factors.

Additionally, on January 18, 2021, the Company announced that it had entered into an agreement with Trebor for the application of its antimicrobial coating on nitrile gloves sourced or produced by Trebor (the "Trebor Agreement"). In connection with the Trebor Agreement, the Company will provide Trebor with a distribution agreement for Canada, USA, and Mexico and Trebor agreed to use the Company's graphene-based coating on all gloves sold and will pay the Company a royalty per glove coated, with a minimum first year guarantee of 100 million gloves.

ZEN is also actively pursing the potential us of its virucidal coating in HVAC filter and prefilter applications.

Metallurgical Process Development Work

On July 16, 2018, the Corporation announced significant improvements to the metallurgical process developed for the Albany graphite mineralization including improved recovery from 75.4% in the PEA to approximately 90% with a simpler, lower energy process that has a lower reagent consumption and also permits more efficient recycling of the leach solutions.

The testwork program investigated a process based on high-pressure caustic leaching of graphite concentrate followed by acid leaching (ZEN Pressure Leach or ZPL). It was concluded that a purity of 97.5% Cg, representing 85% impurity removal, could be consistently achieved. Process conditions chosen for the tests were kept within industry proven limits of temperature and caustic concentration. A second stage acidic fluoride leach (ZHL) process was also investigated to upgrade the ZPL product to >99% purity. ZHL purification using a solution containing a mixture of NH4F and HCl yielded a minimum graphite purity of 99.8% Cg. The process operates at 50°C, will require relatively simple equipment and has a low reagent and energy consumption. During the quarter ended March 31, 2019, ZEN provided an update on the Company's locked cycle purification tests on the new process which successfully simulated an industrial process which was utilized to purify Albany Graphite concentrate. This successful test was a significant step forward towards industrial graphene production. A final product purity of approximately 99.8% Cg appears to be the practical upper limit of this hydrometallurgical processing. This final product will be used as a precursor material for the Company's developing graphene applications such as graphene enhanced concrete and other composites. This work was carried at SGS under the direction of James Jordan, P.Eng., Project Manager.

The updated process flowsheet (flotation and purification) will also be further tested and verified for scale-up with the 110 tonne bulk sample. Once this material has been purified to approximatively 99.8%, it will be exfoliated into graphene and graphene oxide products for continued larger scale end user evaluation. The graphene conversion process is also under investigation for improvements in process efficiency under three university research collaborations (discussed above under Business Development).

With the new information on the process flowsheet and on the graphene product demand and pricing, ZEN will decide to proceed with the preparation of an updated PEA to reflect the new graphene focused development model or to proceed directly to a PFS (Pre-Feasibility Study). Given the fact that graphene continues to be an emerging market opportunity with excellent growth potential, the updated PEA/PFS will reflect a staged development approach starting at a modest scale with low initial capital expenditures, then expanding production as markets grow. Accordingly, initial development by underground mining methods is being contemplated as a more appropriate mine development model for this approach. This has the additional benefit of a greatly reduced environmental footprint compared to the original open pit model developed for the 2015 PEA.

More recently on March 26, 2020, ZEN announced that it had purchased and was commissioning a purification autoclave to commence the production of high-purity Albany graphene precursor material. The autoclave has been installed and commissioned and several test runs have been completed. Subsequent graphite assay results confirmed a purity of 99.8% was achieved. No additional metallurgical process development has been completed as ZEN has focused on the development of its graphene-based antimicrobial coating.

Administration and Investor Relations

ZEN's administration and investor relations activities for 2021 are summarized below:

On January 20, 2021, ZEN announced that it had added the following individuals to its talented and growing team: Ryan Shacklock (Director, Market Development & Investor Relations), John Cornish (Senior Project Manager), Dr. Deepak Sridhar (Science & Research-MITACS) and Malik Hay (Lab Technician). Ryan is based in Saskatoon, Saskatchewan and report to the CEO Office - Greg Fenton, CEO and Francis Dubé, Executive Chairman of the Board. John, Deepak and Malik are based in Guelph, Ontario and report to James Jordan, VP Operations.

On February 24, 2021, ZEN announce that it had been recognized as a Venture 50 company by the TSX Venture Exchange for 2020. The TSX Venture 50 is a ranking of the top performers on the TSX Venture Exchange over the last year based on three equally weighted criteria: market capitalization growth, share price appreciation, and trading volume.

On March 4, 2021, ZEN announced further steps in collaboration with Constance Lake First Nation (CLFN) led by Chief Rick Allen. Pursuant to the July 13, 2011, Exploration Agreement, the July 19, 2018, Memorandum of Understanding and subsequent September 24, 2018 amendment, both parties had signed an Implementation Agreement (IA).

The IA sets out the governance, roles, responsibilities, and activities for establishing the Project Partnership Structure (PPS) to advance the Albany Graphite development (Development) and the relationship between ZEN and CLFN. The PPS will establish a framework and describe a structure to govern the long-term partnership between CLFN and ZEN to advance the Development. Building on our cooperative and respectful relationship, recognizing the importance of CLFN's stewardship of the land and the shared benefits of the Development, the PPS aims to establish a shared governance committee structure for identified areas of mutual interest relating to the Development.

On April 8, 2021, the Company completed a private placement in which a total of 1,735,199 units were issued at $2.50 per unit for gross proceeds of $4,337,998. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $3.00 for a period of two years.

Unit issue costs associated with this private placement totaled $82,255 of which $38,979 was settled through the issuance of 15,592 shares.

On April 13, 2021, 100,000 stock options were issued to a number of employees and consultants. The stock options have an exercise price of $1.76 per share. The options granted to the employees expire on April 13, 2026 and have a vesting period as follows: 1/3 at April 13, 2021; 1/3 at April 13, 2022; 1/3 at April 13, 2023. The options grants to the consultants expire on April 13, 2023 and have a vesting period as follows: 100% on August 13, 2021.

On June 30, 2021, ZEN announced that Dr. Kenneth Reed, Medical Director at DermASAP, had joined ZEN's Advisory Board effective immediately. Dr. Reed, a Harvard Medical School trained dermatologist, has 38 years of clinical experience in the state of Massachusetts. ZEN reported that Dr. Reed would devote significant time and attention to advancing ZEN's topical therapeutic applications. In addition to his medical practice, he is the co-founder of Early Cell, a company focused on detection of circulating fetal cells in gestational mothers, and Lispiro, which focuses on fibrotic lung disorders. Dr. Reed has also been a Clinical Investigator for numerous pharma companies including Amgen, Astellas, Centocor (J&J) and Abbvie. He currently serves on the board of directors of Red Hill Biopharma - a NASDAQ-listed company - and sits on scientific advisory boards to a number of medical technology companies. Dr. Reed's expertise will lend itself immensely to identifying conditions that can be treated by ZEN's compound, potential modes of application, designing clinical trials, interfacing with contract resource organizations, involving key opinion leaders and facilitating introductions to pharmaceutical companies in the dermatology space.

Dr. Reed was awarded 150,000 stock options with an exercise price of $3.50 per share. The options will expire on June 30, 2024 and have a vesting period as follows: 1/3 at June 30, 2021; 1/3 at June 30, 2022; 1/3 at June 30, 2023.

Graphene Research and Development, and Project Development Activities

In January 2018, ZEN announced a new strategic focus on the extraordinary nanomaterial called graphene, which is easily converted from the Company's highly crystalline Albany graphite deposit. Graphene is emerging as the most promising new material in modern times for enhancing applications in various industries due to its unique combination of mechanical, electrical and thermal properties. Graphene, a single sheet of carbon discovered in 2004 at the University of Manchester, can perform all of these functions.

Many corporate and academic R&D facilities around the world are currently competing to find the most effective, cost efficient and scalable process to produce high-quality graphene. These companies still require a consistent source (or precursor) material for conversion to graphene which is then applied to their various products for enhancement. ZEN has a significant competitive advantage with the ownership of a large and high-quality supply of source material, Albany graphite, in Canada. The Company is continually assessing the various simple graphene conversion methods being utilized on its high-purity graphite material by its network of collaborative partners with the goal of defining a scalable, low cost, low energy and environmentally friendly exfoliation process. In the near future, ZEN plans to source the appropriate equipment required for a graphene manufacturing (exfoliation) process and evaluate the associated costs for graphene production in a vertically integrated structure.

Advanced testing on potential new processes for commercial graphene production is also underway. ZEN continues to work with two universities on different processes that could potentially lead to a more efficient process for ZEN's commercialized graphene production, at a lower cost than those previously anticipated. These processes are also producing high-yield results with low energy requirements and minimal environmental impacts.

ZEN's graphene R&D, and project development activities for 2021 are summarized below:

On January 13, 2021, announced the following related to its proprietary, graphene-based coating that is 99.9% effective against aerobic bacteria (gram-positive and gram-negative), fungal and viral activity, including COVID-19:

• Confirmation from a major Canadian Certification company that filter material flow rates and pressure drop were not affected by the application of the coating

• Confirmation from The BIG-nano Corporation that treated mask meltblown polypropylene mask material achieved excellent dispersion and coverage, and the coating did not block fiber pores

• Both findings helped validate that ZEN's coating does not inhibit breathability in polypropylene mask material or flow rates in air filtration media

On January 18, 2021, the Company announced that it had entered into an agreement with Trebor for the application of its antimicrobial coating on nitrile gloves sourced or produced by Trebor (the "Trebor Agreement"). In connection with the Trebor Agreement, the Company will provide Trebor with a distribution agreement for Canada, USA, and Mexico and Trebor agreed to use the Company's graphene-based coating on all gloves sold and will pay the Company a royalty per glove coated, with a minimum first year guarantee of 100 million gloves.

On February 4, 2021, ZEN announced very promising initial Phase 2 results of the 7-day repeated dose safety testing from Nucro Technics for potential human pharmaceutical use of its graphene-based compound.

In this repeated dose study, groups of three male and three female rats were dosed with ZEN's patent-pending antimicrobial compound was administered orally close to the throat area of the rats daily for 7 days at dose levels of 50 mg/kg, 250 mg/kg, or 1,000 mg/kg. Based on the clinical observations, food consumption, body weights, blood clinical pathology and post-mortem examination, there were no test article related findings of concern in any of the dose levels evaluated in this study. Tissues from the main organs were being prepared for histopathology examination and these results will be included with the final report. Pending final histopathology results, ZEN is also preparing to initiate a pivotal 14-day repeated dose toxicity safety study conducted at Nucro- Technics Laboratories in accordance with Good Laboratory Practice regulations to support Phase 1 human clinical trials.

On March 2, 2021, ZEN announced successful phase 2 results from cytotoxicity testing of its graphene-based compound. Nucro-Technics recorded no adverse effects after seven days of repeated dosing with concentrations many thousands of times higher than those found to be 99.9% effective against viruses, bacteria, and fungi. Based on the encouraging results, ZEN reported that it would initiate a 14-day repeated dose toxicity safety preclinical study by Nucro-Technics in accordance with Good Laboratory Practice regulations to support Phase 1 human clinical trials.

On March 3, 2021, ZEN announced that it had been advised by Trebor Rx Corp. (Trebor) that their surgical masks with ZEN's antimicrobial coating have passed Health Canada testing requirements as passed Canadian requirements as a Class 1 Medical Device for ASTM Level 1,2 and very recently, level 3, the highest level for surgical masks. The coated masks were tested at a Health Canada approved facility in line with American Society for Testing and Materials (ASTM) standards.

On March 17, 2021, ZEN reported successful testing results of its patent-pending graphene-based compound against four gram-positive and nine gram-negative bacteria with antimicrobial-resistance (AMR), including multidrug-resistant variants like methicillin-resistant staphylococcus aureus (MRSA). Testing was completed under the direction of Dr. Tony Mazzulli, MD, FRCPC, FACP, Microbiologist-in-Chief and Infectious Disease Specialist at University Health Network/Mount Sinai Hospital, following initial breakthrough results demonstrating that the compound is 99.9% effective against viruses, bacteria, and fungi. With the goal of targeting pathogens in humans, the results were even more significant considering the extremely low minimum inhibitory concentration (MIC) and the excellent safety profile established during Nucro-Technics' seven-day repeated dose study reported in early March 2021.

On March 24, 2021, ZEN announced its preliminary antimicrobial coating production plan to meet the strong demand in the personal protective equipment (PPE) and air filtration markets. ZEN successfully transitioned from bench scale to pilot scale and started investing in additional pilot-scale capacity to help meet immediate demands. This intermediate step was implemented to significantly increased ZEN's capacity to supply the demand from Trebor RX and provide product for new customers while the design and construction of ZEN's industrial-scale expansion continues with the engineering firm, Bantrel. At the time, ZEN anticipated the following timing and production estimates as expressed in terms of number of coated disposable masks for 2021:

Timing	Monthly Coating Capacity
March	Pilot Scale	4 million masks
June	Multiple Pilot Scale	32 million masks
November	Industrial Scale	800 million masks

On April 5, 2021, ZEN reported that it was aware of the statements from Health Canada (HC) regarding masks containing graphene and was aligned and supportive of the steps taken to regulate the use of graphene and remove products that are unsafe for the public. ZEN added that it has had comprehensive testing performed on its antimicrobial coating and demonstrated that it can provide an added level of protection for front-line workers and the public. Most importantly, Nucro-Technics (a world-renowned testing facility) had performed extensive testing for cytotoxicity, irritation and skin sensitization and shown that its product is safe. Additionally, ZEN's partner, Trebor Rx Corp. (Trebor), had also completed considerable testing on masks and had successfully passed Canadian requirements as a Class 1 Medical Device for ASTM Level 1,2 and very recently, level 3, the highest level for surgical masks.

Additionally, on April 13, 2021, the Company provided an update on the following items:

Health Canada (HC) Submission - Additional information requested by Health Canada following the April 2 advisory had been submitted by ZEN and Trebor RX Corp (Trebor).

Branding - Trademark application was submitted and that ZEN will begin branding and marketing of its proprietary antimicrobial graphene-based coating under the brand name 'ZENGuard'™.

Safety Testing - Final results received from Nucro-Technics on skin irritation and sensitivity confirmed ZENGuard™ did not lead to any irritation or sensitivity.

ZENGuard™ Production - ZEN remains committed to previously disclosed timeline and capacity estimates; Senior Chemical Engineer hired as Plant Manager overseeing capacity ramp-up and ongoing ZENGuard™ production.

On May 3, 2021, ZEN announced that it will begin an ingestion Good Laboratory Practice (GLP) compliant safety study of its patent-pending, graphene-based compound following successful testing against Clostridium Difficile (C. Difficile) at the University of Manitoba under the supervision of Dr. George Zhanel, Professor, Department of Medical Microbiology and Infectious Disease and Director of the Canadian Antimicrobial Resistance Alliance. ZEN's compound was successfully tested against Vancomycin Resistant Enterococcus (VRE) previously by Dr. Tony Mazzulli, MD, FRCPC, Chief Microbiologist at Mount Sinai Hospital. VRE was one of the 13 forms of bacteria with antimicrobial resistance that ZEN's compound was shown to be effective against as reported March 17, 2021. C. Difficile and VRE can infect the digestive tract and have both proven to be very challenging and costly to treat.

On June 1, 2021, ZEN announced that it had developed a stable diesel fuel additive, which increased the performance of diesel fuel by up to 10% in initial testing. ZEN reported that these early encouraging results could be improved further through additional optimization work and that it had also filed a provisional patent for this graphene-based fuel additive technology.

On June 4, 2021, the Company and Trebor announced successful inhalation safety testing results of ZENGuard™-enhanced surgical masks and submission of these results to Health Canada. Testing was completed by NanoSafe Inc. in Blacksburg, Virginia and confirmed that no ZENGuard™ graphene material was released from the surgical masks with air flow rates simulating resting and light activity inhalation rates.

On June 16, 2021, ZEN and Trebor provided an update on the Health Canada review process for the ZENGuard™-enhanced, ASTM level 3 surgical mask. ZEN was been advised by Trebor that it received a response letter from Health Canada indicating that more information was required following their first full review. Specific guidance was provided on the remaining items, which Trebor and ZEN expect to supply well ahead of Health Canada's June 24 timeline.

June 17, 2021, ZEN announced that it had signed an exclusive agreement with McMaster University to be the global commercializing partner for a newly developed aptamer-based, SARS-CoV-2 rapid detection technology, developed by a team of researchers under the guidance of Drs. Yingfu Li, John Brennan and Leyla Soleymani, who are recognized as global leaders in biosensing technologies, and their applications as point of care diagnostics. This patent-pending technology was validated with clinical samples from patients recruited under the supervision of two clinicians, Drs. Deborah Yamamura and Bruno Salena, who also work at McMaster University. The project was funded by the Canadian Institutes of Health Research (CIHR). This technology is exceptionally accurate (similar to current PCR tests), saliva-based, affordable, scalable and provides results in under 10 minutes.

The COVID-19 virus has demonstrated the ability to mutate rapidly as evidenced by the discovery of the UK, South African, Brazilian and now Indian variant of the virus. As societies around the globe continue to open-up, the need for accurate, rapid testing that can be adapted to new variants will always be in demand to prevent future lockdowns. The rapid detection technology developed by McMaster University can be quickly optimized to accommodate such new variants.

Key Research and Technology Highlights:

• Rapid, point-of-care, saliva-based antigen test utilizes a newly developed, patent-pending novel molecular-probes that specifically recognize the SARS-CoV-2 spike protein

• Evaluation of more than 60 positive and negative patient saliva samples indicated that the sensor had a clinical sensitivity of 82% and specificity of 100%, which meets the FDA regulations for home-based antigen tests and can detect both the Wuhan version and the UK variant. Additional variants of concern can be easily added as they arise. Work is currently underway to incorporate the Brazil, South African and Indian strains.

• Unique combination of sensitivity, specificity and extremely low detection limits (<1,000 copies per ml) differentiate the technology from other rapid saliva-based tests on the market (>10,000-50,000 copies per ml)

• Other rapid saliva tests on the market either require complicated and time-consuming separation, RNA extraction or amplification steps, have not been validated with clinical samples, require long assay times (> 1 hour) or do not provide adequate detection limits

• Uses electric readout that can provide a rapid, single-step detection method with high detection sensitivity using simple handheld instrumentation - like a cell phone - for widespread use making it ideal for the home or in large public settings

• Technology can be used as a platform for detection of many other viral and bacterial pathogens beyond SARS-CoV-2 and its variants

• Future iterations of technology to be co-developed through collaborations between McMaster and ZEN

• Provisional patents for the technology were filed on June 16, 2021

• Test requires final Health Canada and FDA approval

• The Company entered into the agreement based on review of McMaster clinical test data, review of test components and significant evaluation of the underlying technology

A license fee of $100,000, comprised of $50,000 cash and $50,000 in common shares of ZEN (19,157 common shares at $2.61 per share, subject to the approval of the TSX Venture Exchange) is payable to McMaster as consideration.

Subsequent Events

Subsequent to the three month period ended June 30, 2021, a total of 43,333 stock options and 199,405 share purchase warrants were exercised at prices ranging from $0.40 to $0.80 per option/warrant resulting in proceeds of $132,619 to the Company.

On July 23, 2021, 25,000 stock options were issued to an employee. The stock options have an exercise price of $3.10 per share. The options granted to the employee expire on July 23, 2024 and have a vesting period as follows: 1/3 at July 23, 2021; 1/3 at July 23, 2022; 1/3 at July 23, 2023.

Selected Financial Information

The following table sets forth selected financial information with respect to the Corporation as at and for the years ended March 31, 2021 and 2020, and the three month period ended June 30, 2021 and 2020. The selected financial information has been derived from the audited financial statements of the Corporation for the financial years indicated. The following should be read in conjunction with the said financial statements and related notes thereto.

	Three months ended June 30,	Three months ended June 30,	Year ended March 31,	Year ended March 31,
	2021 (unaudited)	2020 (unaudited)	2021 (Audited)	2020 (Audited)
Total Other Income	$ 56,782	$ 86,355	$ 453,885	$ 136,998
Net Loss	$(1,859,539)	$(356,327)	$(3,868,650)	$(1,540,877)
# Shares Outstanding	88,947,197	82,201,282	86,199,849	80,405,791
Net Loss per Share (Basic)	$(0.02)	$(0.00)	$(0.05)	$(0.02)
Net Loss per Share (Diluted)	$(0.02)	$(0.00)	$(0.05)	$(0.02)
Total Assets	$ 32,327,076	$ 27,374,966	$ 30,250,328	$ 26,238,658
Total Financial Liabilities	$ 873,857	$ 833,695	$ 2,788,040	$ 527,575
Total Equity	$ 31,453,219	$ 26,541,271	$ 27,462,288	$ 25,711,083

Summary of Quarterly Results

The following table sets out selected quarterly information for the eight most recently completed quarters, for which financial statements are prepared.

	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sep. 30, 2019
Other Income	$56,782	$156,279	$133,907	$77,344	$86,355	$(233,999)	$367,932	$769
Net Loss	$1,859,539	$1,229,067	$1,848,427	$434,829	$356,327	$636,146	$157,474	$367,856
Net Loss per Share (Basic)	$0.02	$0.01	$0.02	$0.01	$0.00	$0.01	$0.00	$0.00
Net Loss per Share (Diluted)	$0.02	$0.01	$0.02	$0.01	$0.00	$0.01	$0.00	$0.00

Liquidity and Capital Resources

As at June 30, 2021, the Corporation had working capital of $4,299,202 (2020 - $1,277,149) and cash of $4,479,612 (2020 - $1,867,696). The Corporation funded operations during the three month period ended June 30, 2021 through the net proceeds of units issued and stock options and warrants exercised as well as the use of existing cash.

The Corporation will need to raise additional funding to finance future research and development. The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of the Corporation's activities, and upon the state of the capital markets generally. Additional financing may not be available on terms favourable to the Corporation or at all. If the Corporation does not receive future financing, it may not be possible for the Corporation to advance the graphene market development.

Off-Balance Sheet Arrangements

There are currently no off-balance sheet arrangements which could have an effect on current or future results or operations, or the financial condition of the Corporation.

Transactions with Related Parties

The remuneration of directors and other members of key management personnel during the three month periods ended June 30, 2021 and 2020 were as follows:

a) Short-term benefits - $220,000 (2020 - $149,204)

b) Share-based payments - $569,826 (2020 - $57,182)

Included in the short-term benefits figure above is an amount of $45,000 (2020 - $45,000) which has been recorded as an increase to the exploration and evaluation assets.

As part of the private placement issued during the three months ended June 30, 2021 as disclosed in Note 6(a) of the condensed interim financial statements, Officers and Directors of the Company purchased 36,000 units for gross proceeds of $90,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation.

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

Current and Future Changes in Accounting Policy

Statement of Compliance

The condensed interim financial statements, including comparatives for the three month period ended June 30, 2021, have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Future Accounting Changes

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are mandatory for accounting periods beginning on or after April 1, 2021 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded.

Financial Instruments and Other Instruments

The Corporation's financial instruments consist of cash, amounts and other receivables, and accounts payable and accrued liabilities. Unless otherwise noted, the Corporation does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Corporation estimates that the fair value of these financial instruments approximate carrying values.

Financial instruments as at June 30, 2021 included cash and amounts and other receivables, which are classified as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at June 30, 2021, the carrying and fair value amounts of the Corporation's financial instruments are approximately the same.

As at June 30, 2021, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Disclosure of Outstanding Share Data

The Corporation is authorized to issue an unlimited number of shares, of which 88,947,197 (2020 - 82,201,282) shares were issued and outstanding as fully paid and non-assessable as at June 30, 2021. Also, 3,655,006 warrants (2020 - 4,191,722) were outstanding as at June 30, 2021.

Refer to Note 6 (c) of the condensed interim financial statements for details regarding stock options issued and exercisable as at June 30, 2021.

As at August 26, 2021, the Corporation had 89,189,935 shares which were issued and outstanding as fully paid and non-assessable. The Corporation also had 3,455,601 warrants and 6,863,334 stock options outstanding as at August 26, 2021.

Risks and Uncertainties

The Corporation's risk exposures and the impact on the Corporation's financial instruments are summarized below. As at June 30, 2021, there had been no changes in the risks, objectives, policies and procedures from the previous period.

Credit risk

As at June 30, 2021, the Corporation's credit risk was primarily attributable to cash and amounts and other receivables. The Corporation has no significant concentration of credit risk arising from operations. Financial instruments included in accounts and other receivables consisted of loan receivable from a related party. The Corporation's cash is held with reputable financial institutions. Management believes that the credit risk with respect to financial instruments included in accounts and other receivables is remote.

Liquidity risk

The Corporation's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of June 30, 2021, the Corporation had a cash balance of $4,479,612 (2020 - $1,867,696) to settle current liabilities of $626,499 (2020 - $833,695). The Corporation's ability to continue operations and fund its exploration property expenditures is dependent on management's ability to secure additional financing. Management is continuing to pursue various financing initiatives in order to provide sufficient cash flow to finance operations as well as funding its exploration expenditures. All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Interest rate risk

The Corporation has cash balances. The Corporation's current policy is to invest excess cash in investment- grade short-term deposit certificates issued by its banking institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Corporation closely monitors interest rates to determine the appropriate course of action to be taken by the Corporation.

Price risk

The Corporation is exposed to price risk with respect to commodity prices. The Corporation closely monitors commodity prices to determine the appropriate course of action to be taken by the Corporation.

Exploration risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Corporation's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

The Corporation's development programs will require additional funds. The only sources of future funds presently available to the Corporation are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Corporation's capital resources are largely determined by the strength of the junior resource market and by the status of the Corporation's projects in relation to these markets, and its ability to compete for investor support of its projects.

There is no assurance that the Corporation will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Corporation does not raise the necessary capital to meet its obligations under current contractual obligations, the Corporation may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Corporation does not raise the funds to complete the currently proposed exploration programs, the viability of the Corporation could be jeopardized.

Permits and Government Regulation

Although the Corporation believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Corporation may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary licenses and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Corporation will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Corporation are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Corporation and could have a substantial adverse impact on the Corporation.

Fluctuating Prices

The profitability of the Corporation's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Corporation. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of nickel and copper, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Corporation's control.

Risks Associated with NI 43-101 Estimates and Technical Reports

The figures for resources presented herein, including the anticipated tonnages and grades that may be achieved or the indicated level of recovery that may be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change.

Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to develop metallurgical processes, to extract the metals from the ore and to construct mining and processing facilities at a site. There is no guarantee that any property on which the Company intends to incur explorations expenditures or in which it has mining interests will ever reach the stage of commercial production.

Environmental Regulation

The Corporation's activities are subject to environmental laws and regulations which may materially and adversely affect its future operations. These laws and regulations control the exploration and development of the Albany Project and their effects on the environment, including air and water quality, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Corporation to acquire permits and other authorizations for certain activities. There can be no assurance that the Corporation will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations.

The Corporation is not currently insured against most environmental risks. Without such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Corporation has to pay such liabilities and result in bankruptcy.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present, there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

Employment Agreements

The Corporation has an employment agreement with its President. The current salary level for the individual pursuant to the employment agreement is $180,000 annually.

The Corporation has an employment agreement with its Chief Executive Officer. The current salary level for the individual pursuant to the employment agreement is $200,000 annually.

The Corporation has an employment agreement with its Chief Financial Officer. The current salary level for the individual pursuant to the employment agreement is $80,000 annually.

The Corporation has an employment agreement with its Executive Chairman. The current salary level for the individual pursuant to the employment agreement is $150,000 annually.

Exploration Agreement

On July 13, 2011, the Corporation entered into an agreement with Constance Lake First Nation ("CLFN") governing the relationship between them concerning the Corporation's exploration on traditional lands of CLFN.

Cost of Implementation Committee

On a yearly basis, commencing on the date that the implementation committee is formed and continuing for the following twelve (12) months, the Corporation shall make a total contribution of $22,000, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, to pay: the reasonable expenses of the Corporation's implementation committee members; the reasonable costs of an archaeologist for any archaeological assessments.

Cost of Annual Gathering

On an annual basis, $1,200, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, for CLFN and the Corporation to have a community "feast" and conduct an information session with CLFN members about the exploration, this agreement and any issues pertaining to this agreement's implementation.

On September 24, 2018 the Company signed a new Memorandum of Understanding ("MOU") with CLFN, under which a project partnership structure would be created in support of the development of the Albany Graphite Project (the "Project").

This new MOU reflects the transition of the Project from the exploration to the development stage. The original 2011 Exploration Agreement continues to be in effect until a formal agreement on a new project partnership structure is in place. This new agreement provides for more flexibility to accommodate alternative business models for the Project as it progresses toward becoming a graphene nanomaterials technology business built on the unique properties of the Albany Graphite product. Under the agreement the parties have committed to creating a project partnership that will provide for: shared governance, decision-making and support for community engagement for the Project; shared objectives and expectations for the Project; and, shared economic expectations and benefits for the Project.

More recently on March 4, 2021, the Company announced further steps in collaboration with Constance Lake First Nation (CLFN) led by Chief Rick Allen. Pursuant to the July 13, 2011, Exploration Agreement, the July 19, 2018, Memorandum of Understanding and subsequent September 24, 2018 amendment, both parties signed an Implementation Agreement (IA).

The IA sets out the governance, roles, responsibilities, and activities for establishing the Project Partnership Structure (PPS) to advance the Albany Graphite development (Development) and the relationship between ZEN and CLFN. The PPS will establish a framework and describe a structure to govern the long-term partnership between CLFN and ZEN to advance the Development. Building on our cooperative and respectful relationship, recognizing the importance of CLFN's stewardship of the land and the shared benefits of the Development, the PPS aims to establish a shared governance committee structure for identified areas of mutual interest relating to the Development.

The IA represents an opportunity to accelerate the development of the globally unique Albany Graphite deposit. It also creates a working committee drawn from members of CLFN and ZEN to engage around matters related to project development, including considerations such as environmental assessment, provincial and federal government liaison, community benefits, traditional knowledge, informed consent, economic development, jobs, human capital, and ultimately, the impact of the Development. The working committee will hold regularly scheduled meetings conducted in person or remotely and provides the forum for raising issues and respectfully discussing resolutions to mutually satisfactory outcomes.

Additionally during 2020, the Company contributed over $25,000 to the renovation of the sweat lodge at CLFN's Eagle's Earth Treatment Centre to enable its use year round.

Other Commitments

As part of previous flow-through share issuances, the Company is committed to incurring approximately $13,000 in qualifying exploration and evaluation expenditures on or before December 31, 2021.

Contingent Liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements.

Critical Accounting Estimates

A detailed summary of all of the Corporation's significant accounting policies is included in Note 2 to the March 31, 2021 audited annual financial statements.

Internal Controls over Financial Reporting

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on regular reviews of its internal control procedures during and at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Changes to Internal Control over Financial Reporting

There have been no significant changes to the Corporation's internal controls over financial reporting that occurred during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Corporation is made known to the Corporation's certifying officers. The Corporation's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Corporation's disclosure controls and procedures as of June 30, 2021 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Corporation is made known to them by others within the Corporation.